

June 18, 2012

Via E-mail
Travis Meyer
President
Midwest Holding Inc.
8101 "O" Street, Suite S111
Lincoln, Nebraska 68510

      **Re:**    **Midwest Holding Inc.**
              **Amendment No. 4 to Registration Statement on Form 10-12G**
              **Filed June 7, 2012**
              **File No. 000-10685**

Dear Mr. Meyer:

      We have reviewed your amended filing together with your correspondence and we have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

      After reviewing any further amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements for the Period Ended December 31, 2010
Note 6. Reinsurance, page F-48

1. Please tell us where you provided the deferred annuity disclosure requested in our prior comment four. In addition, please note that SAB Topic 1:M (SAB 99) provides guidance in assessing materiality both quantitatively and qualitatively. Please provide us with a complete materiality analysis to support your conclusion.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company
 acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if
you have questions regarding the comment on the financial statements and related matters.
Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Jeffrey Riedler

                                        Jeffrey Riedler
                                        Assistant Director

cc:     David J. Routh, Esq.
        Cline Williams Wright Johnson & Oldfather, L.L.P.
        233 South 13th Street -1900 U.S. Bank Building
        Lincoln, Nebraska 68508